SEC File No. 812-14664
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

RE ADVISERS CORPORATION
HOMESTEAD FUNDS, INC.

Please direct all written or oral communications concerning this Application to:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
(212) 497-3636
Bryan.chegwidden@ropesgray.com

with copies to:

Kelly B. Whetstone, Esq.
RE Advisers Corporation/Homestead Funds, Inc.
4301 Wilson Blvd.
Arlington, Virginia 22203
(703) 907-5953
kelly.whetstone@homesteadfunds.com

November 1, 2016

This Application (including exhibits) consists of 22 pages.
 The exhibit index appears on page 18.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

IN THE MATTER OF RE ADVISERS CORPORATION HOMESTEAD FUNDS, INC. 4301 Wilson Boulevard Arlington, Virginia 22203 Investment Company Act of 1940 File No. 812-14664	: : : : : : : : :	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

I.  INTRODUCTION

Homestead Funds, Inc. (the “Corporation”), a registered open-end investment company, on behalf of the Daily Income Fund, the Short-Term Government Securities Fund, the Short-Term Bond Fund, the Stock Index Fund, the Value Fund, the Growth Fund, the Small-Company Stock Fund and the International Equity Fund (each a “Fund” and, collectively, the “Funds”),1  and RE Advisers Corporation (the “Initial Manager”)2 (together with the Corporation and the Funds, the “Applicants”) hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Manager (as defined below), subject to the approval of the board of directors of the Corporation (the “Board”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment sub-adviser or sub-advisers (each a “Sub-Adviser” or collectively “Sub-Advisers”) to manage all or a portion of the assets of the Funds pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and together the “Sub-Advisory Agreements”), and (b) materially amend Sub-Advisory Agreements with the Sub-Adviser.3

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1 The Funds referenced above are all of the series of the Corporation in existence as of the date of this Application.

2 Applicants also request that the requested order apply to the Initial Manager’s successors in interest.  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3  If the Manager wishes to use sub-advisers that are “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Corporation, a Fund or of the Manager (other than by reason of serving as a sub-adviser to the Funds) (“Affiliated Sub-Advisers”), to assist with monitoring and/or management of certain markets with which the

Applicants request relief with respect to any other existing or future series of the Corporation and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Initial Manager, or any entity controlling, controlled by or under common control with the Initial Manager or its successors (each, a “Manager”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Funds, each a “Fund” and, collectively, the “Funds”). Any and all registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  If the name of any Fund contains the name of a Sub-Adviser, the name of the Manager will precede the name of the Sub-Adviser.

Any Manager that currently intends to rely on the requested order is named as an Applicant.  All Funds that currently are, or that currently intend to be, Funds are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking these exemptions to enable the Manager and the Board to obtain for the Funds the services of one or more Sub-Advisers believed by the Board and the Manager to be particularly well-suited to manage the assets of the Funds pursuant to each Sub-Adviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under the Manager of Managers Structure, the Manager will evaluate, allocate assets to, and oversee the Sub-Adviser or Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Manager to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Sub-Advisory Agreements considered appropriate by the Manager and the Board.

II.  BACKGROUND

A.  The Corporation

The Corporation is organized as a Maryland Corporation and is registered under the 1940 Act as an open-end management investment company.  Currently, the Corporation offers shares of the eight series listed above.  Each Fund has its own investment objective, policies and restrictions and, other than the Stock Index Fund, is managed by the Manager.4

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Affiliated Sub-Advisers have expertise, shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained.  The requested relief will not extend to Affiliated Sub-Advisers.

4  The Stock Index Fund currently operates as a feeder fund managed by a third-party manager and invests substantially all of its assets in a separate series of an unaffiliated investment company (the “Master Fund”). The Stock Index Fund will not engage any sub-advisers other than through approving the engagement of one or more of the Master Fund’s sub-advisers in the Stock Index Fund’s capacity as a shareholder of the Master Fund. The Master Fund is not an Applicant and the Stock Index Fund will not rely on the requested order unless it is managed by the Manager and complies with all of the conditions in this Application.

B.  The Initial Manager

The Initial Manager is a corporation organized under the laws of the State of Virginia.  The Initial Manager is, and each other Manager is or will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Initial Manager serves as the investment adviser of each Fund (other than the Stock Index Fund)5 and the Manager will serve as investment adviser to the future Funds.  The Initial Manager’s primary business activity is providing investment management services to the Corporation and its Funds, as well as certain separate accounts.

The Initial Manager is a direct, wholly-owned subsidiary of RE Investment Corporation (“REI”), a limited-purpose broker-dealer exclusively limited to acting as the principal underwriter and distributor for the Corporation.  REI is a direct, wholly-owned subsidiary of the National Rural Electric Cooperative Association (“NRECA”). NRECA is a not-for-profit organization which serves and represents the nation’s consumer-owned rural electric cooperatives.

Each Fund has entered into an investment advisory agreement with the Manager (each, an “Investment Management Agreement” and, collectively, the “Investment Management Agreements”), approved by the Board, including by a majority of Independent Directors (as defined below), and Corporation’s shareholders.6 Under the terms of each Investment Management Agreement, and subject to the oversight of the Board, the Manager is responsible for the overall management of the Fund’s business affairs and selecting investments according to each Fund’s investments objectives, policies, and restrictions.  In addition, to the extent permitted by a Fund’s Investment Management Agreement, the Manager may retain one or more Sub-Advisers, at its own cost and expense, for the purpose of managing the investment of all or a portion of the assets of such Fund.

For the investment management services that it provides to the Funds, the Manager receives the fee specified in each Investment Management Agreement from the applicable Fund based on its average daily net assets.

The terms of each Investment Management Agreement comply or will comply with Section 15(a) of the 1940 Act.  Each Investment Management Agreement was or will be approved by the Board of the relevant Fund, including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Manager (the “Independent Directors”), and the shareholders of the respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Investment Management Agreement.

C.  The Sub-Adviser(s) and the Manager of Managers Structure

Pursuant to its authority under the Investment Management Agreements, the Manager may enter into Sub-

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5  As stated above, the Manager is not the investment adviser for the Stock Index Fund at this time, but it may be in the future.

6  The Initial Manager and the Corporation have a separate Investment Management Agreement for each Fund (other than the Stock Index Fund).

Advisory Agreements with Sub-Advisers to provide investment advisory services to certain of the Funds.7

The Manager may also, in the future, enter into other Sub-Advisory Agreements on behalf of a Fund.  The Sub-Advisers are, and any future Sub-Advisers will be, “investment advisers” to the Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act.  The Manager selects Sub-Advisers based on the Manager’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles and investment expertise, and recommends their hiring to the Board.

The Sub-Advisers, subject to the supervision of the Manager and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Fund and will assist the Manager to maintain the Fund’s compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers monitor the relevant Funds’ investments and provide periodic reports to the Board and the Manager.  The Sub-Advisers also make their officers and employees available to the Manager and the Board in order to review the investment performance and investment policies of the Funds.

The Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Directors and the shareholders of each sub-advised Fund, in accordance with Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the Fund, and generally provides that: (1) it will continue in effect for more than two years after the effective date of the agreement only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the Board or by the shareholders of the Fund on sixty days written notice to the Sub-Adviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Sub-Advisory Agreements set forth the duties of the Sub-Advisers and precisely describe the compensation paid by the Manager to the Sub-Advisers.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Fund, including, in particular the selection and supervision of the Sub-Adviser(s), will be vested in the Manager, subject to general oversight and approval by the Board.  Thus, the Manager will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Sub-Advisers for the Funds’ assets. After a Sub-Adviser is selected, the Manager will continuously supervise and monitor the Sub-Adviser’s performance and periodically recommend to the Board whether the Sub-Adviser should be retained or released. The Manager will also negotiate and renegotiate the terms of Sub-Advisory
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7  As of the date of this Application, the Initial Manager, after obtaining the approval of the Board, including a majority of the Independent Directors, has delegated portfolio management responsibilities of two Funds to two Sub-Advisers that are not affiliated with each other or the Manager.

Agreements, including the sub-advisory fees, with each Sub-Adviser, and will make recommendations to the Board as needed.

The Manager, under the Investment Management Agreements and Sub-Advisory Agreements, may employ multiple Sub-Advisers for the Funds.  The Manager will allocate and, when appropriate, reallocate each Fund’s assets among Sub-Advisers.  Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it.  The Manager will monitor each Sub-Adviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies.  In addition, the Manager may manage all or a portion of the assets of the Fund itself pursuant to its own investment strategy.

Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Manager periodically will gather and analyze certain performance information regarding the Funds.  If a Fund underperforms relevant indices or its peer group over time, or if the Manager has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser, or concerns about compliance and operational capabilities), the Manager will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective.  The Manager will monitor each Sub-Adviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies.  The Manager will monitor possible replacement or additional Sub-Advisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Sub-Adviser change be warranted.  Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.8  The Corporation will take a shareholder vote to obtain that approval and, if it is given, the prospectus for the Corporation will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section V below.  Each other Fund’s prospectus has contained or will contain, the disclosure required by condition 2 set out in Section V below.

For the investment advisory services it provides to the Funds, each Sub-Adviser will receive periodic fees from the Manager, calculated at a periodic rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing sub-advisory services to the Funds.  Neither the Corporation nor any other Fund will be responsible for paying sub-advisory fees to any Sub-Adviser.  The Manager will compensate each Sub-Adviser out of the fees that are paid to the Manager under the Investment Management Agreement.
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8 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the requested order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested order.  If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a Manager of Managers structure including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 of this Application, the Fund will obtain shareholder approval of the Manager of Managers Structure before relying on the order.

Within two years after the effectiveness of each Sub-Advisory Agreement, the terms of the Sub-Advisory Agreements will be reviewed and renewed thereafter on an annual basis by the Board, including a majority of the Independent Directors in accordance with Section 15(c) of the 1940 Act.  The Board’s practice with respect to existing series of the Trust has been to dedicate, each year, substantial time to review contract matters, including matters relating to the investment management agreements of each series.  The Board reviews comprehensive materials received from the investment manager of the Funds, independent third parties and independent counsel.  The Applicants will apply that annual review and renewal process for the Sub-Advisory Agreements in accordance with the 1940 Act.

The Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval of the Investment Management Agreement and the Sub-Advisory Agreements will be available in the Fund’s semi-annual report to shareholders for the relevant period as required by Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the Funds pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

III.  REQUEST FOR EXEMPTIVE RELIEF

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Sub-Advisory Agreements with Sub-Advisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Directors, when Sub-Adviser changes are made or when material changes in a Sub-Advisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.9

If the requested order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Manager to the Sub-Adviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Manager, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Sub-Adviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Sub-Advisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Manager monitors each Sub-Adviser for adherence to its specific strategy, continuously supervises and monitors the Sub-Adviser’s performance and periodically recommends to the Board which Sub-Advisers should be retained or released.
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9 The Manager acknowledges that material changes to sub-advisory agreements with Affiliated Sub-Advisers and changes to Affiliated Sub-Advisers would be subject to shareholder approval.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Manager, the Sub-Advisers, and their agreements; and (b) that new Sub-Advisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 of this Application at all times following that approval.

IV.  LEGAL ANALYSIS AND DISCUSSION

A.  Shareholder Voting

1.  Applicable Law

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company.  Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between the Manager and each Sub-Adviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control” unless the Manager and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Manager, the Corporation, and the Funds to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.  Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.  Discussion

a.  Necessary or Appropriate in the Public Interest

The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Manager may use one or more Sub-Advisers, and the Manager typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Sub-Adviser or Sub-Advisers.  Instead, the Manager establishes an investment program for the Funds and selects, supervises and evaluates the Sub-Advisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Sub-Advisers.  Those assets not managed by a Sub-Adviser are managed by the Manager.  This is a service that the Manager believes can add value to the investments of the Funds’ shareholders because the Manager will be able to select those Sub-Advisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Manager as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers.  The Manager will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve each Fund’s defined objectives.  Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular strategy or sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.10

From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Manager for each Fund’s assets managed by the Manager.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and may have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Corporation.  Applicants believe that shareholders look to the Manager when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Manager and the Board to select the portfolio managers or Sub-Advisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Manager will compensate the Sub-Advisers out of the advisory fees that the Manager receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Fund’s investors should be required to approve a Sub-Adviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Adviser is proposed for retention by a Fund or the Corporation on behalf of a Fund, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require Corporation or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Manager to perform those duties for which the shareholders of the Funds are paying the Manager (i.e., the selection, supervision and evaluation of Sub-Advisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Sub-Advisers when the Board and the Manager feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or
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10  Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

change in control-event beyond the control of the Manager, the Corporation and the Fund in question, the Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Fund.

b.  Consistent with the Protection of Investors

Primary responsibility for management of the Funds, including the selection and supervision of the Sub-Advisers, is vested in the Manager, subject to the oversight of the Board.  The Investment Management Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Manager in light of the management structure of the Funds, as well as the shareholders’ expectation that the Manager will use its expertise to select the most able Sub-Advisers.  Within this structure, the Manager is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

In evaluating the services that a Sub-Adviser will provide to a Fund, the Manager considers certain information, including, but not limited to, the following:

(1)
 the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)
the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)
reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Adviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Manager will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser.

In addition, the Manager and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to a Fund.  Although only the Manager’s fee is payable directly by each of the Funds, and the Sub-Adviser’s fee will be payable by the Manager, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by the Funds.  Accordingly, the Manager and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Manager and the Board will consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees;

(2)
 comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-1A concerning the qualifications of each respective Sub-Adviser.  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the Funds’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  If new Sub-Advisers are hired, the Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;11 and (b) the Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board will comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

c.  Consistent with the Policy and Provisions of the 1940 Act

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

Each Investment Management Agreement either has received, or will receive, shareholder approval.  However, because the order requested in this Application will be granted (if in fact granted) after the first Fund of the Corporation commenced its public offering, each Fund will rely upon the approval of the Manager of Managers Structure by its respective shareholders and disclosure in its prospectus, at all times following the approvals, that the Corporation has applied for (or received) exemptive relief to operate under a Manager of Managers Structure including the ability to change Sub-Advisers and hire new Sub-Advisers without soliciting further shareholder vote.  The Corporation will not rely on the order requested in this Application until it has obtained the approval of its respective outstanding voting securities pursuant to a proxy statement to rely on that
______________________________

11  A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholders that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement. Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

order.  Each Fund’s prospectus will disclose, or currently does disclose, that the Manager is the primary provider of investment advisory services to the Fund, and that the Manager may hire or change Subadvisers for a Fund, as appropriate, and that the Manager has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Manager and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement.  If a shareholder of a Fund is dissatisfied with the Manager’s  selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may redeem his or her shares.

B.  Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Academy Funds Trust et al., Investment Company Act Release Nos. 31679 (June 17, 2015) (notice) and 31711 (July 9, 2015) (order); Crow Point Partners, LLC et al,, Investment Company Act Release Nos. 31431 (January 28, 2015) (notice) and 31470 (February 24, 2015) (order); Persimmon Capital Management LP et al., Investment Company Act Release Nos. 31218 (August 19, 2014) (notice) and 31284 (October 10, 2014) (order); ValMark Advisers, Inc. et al., Investment Company Act Release Nos. 31070 (June 4, 2014 (notice) and 31142 (June 1, 2014) (order); Catalyst Capital Advisors LLC et al., Investment Company Act Release Nos. 30832 (December 16, 2013) (notice) and 30854 (January 13, 2014) (order).

V.  CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.
Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.	Each Fund will inform shareholders of the hiring of a new Sub-Adviser within 90 days after hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.
The Manager will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.
At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.
Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.
The Manager will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

8.
No director or officer of the Corporation or a Fund, or director, manager or officer of the Manager, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Manager or any entity that controls, is controlled by, or is under common control with the Manager, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

9.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

10.
Any new Subadvisory Agreement or any amendments to a Fund’s existing Investment Management Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

VI.  PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

RE ADVISERS CORPORATION
4301 Wilson Boulevard
Arlington, Virginia 22203

HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, Virginia 22203

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Bryan Chegwidden, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
(212) 497-3636

Kelly B. Whetstone, Esq.
RE Advisers Corporation/Homestead Funds, Inc.
4301 Wilson Blvd.
Arlington, Virginia 22203
 (703) 907-5953

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the articles of incorporation, by-laws, certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

VII.  CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on the 1st day of November, 2016.

HOMESTEAD FUNDS, INC.

By:  /s/ Stephen J. Kaszynski

          Name:  Stephen J. Kaszynski
            Title:  President and Chief Executive Officer

RE ADVISERS CORPORATION

By:  /s/ Stephen J. Kaszynski
          Name:  Stephen J. Kaszynski
            Title:  President and Chief Executive Officer

VII.  LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c): Exhibits A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d):  Exhibits B-1 through B-2

EXHIBIT A-1

Authorization for Homestead Funds
Secretary’s Certificate

I, Kelly B. Whetstone, Secretary of Homestead Funds, a Maryland Corporation (the “Corporation”), do hereby certify that:

(1) I am the Secretary of the Corporation;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Board of Directors of the Corporation on June 17, 2015; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of Homestead Funds, Inc. (the “Corporation”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation and each of its series (each a “Fund” and collectively, the “Funds”), an exemptive application to be filed with the U.S. Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended(the “1940 Act”), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder (the “Application”); and be it further

RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing of the Application with the SEC and any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation and the Funds any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and be it further

RESOLVED, that the filing with the SEC of the Application to operate in a Manager of Managers Structure, be and it hereby is, approved; and be it further

RESOLVED, that the Board of Directors hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of October, 2016.

/s/ Kelly B. Whetstone, Esq.
          Kelly B. Whetstone, Esq.
          Secretary, Homestead Funds, Inc.

EXHIBIT A-2

Authorization for RE Advisers Corporation
Officer’s Certificate

I, Stephen J. Kaszynski, President and Chief Executive Officer of RE Advisers Corporation, a Virginia Corporation (the “Manager “), do hereby certify that:

(1) I am the President and Chief Executive Officer of the Manager;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Directors of the Manager on September 3, 2015; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of RE Advisers be, and each hereby is, authorized to prepare, execute and submit, on behalf of RE Advisers, an exemptive application to the SEC for a “manager of mangers” order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940 as amended, and Rule 18f-2 thereunder, and be it further

RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of RE Advisers any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of October, 2016.

 /s/ Stephen J. Kaszynski
          Stephen J. Kaszynski
          President and Chief Executive Officer
          RE Advisers Corporation

EXHIBIT B-1

Verification for Homestead Funds

State of Virginia       :ss
County of Arlington :

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of Homestead Funds, Inc. (the “Corporation”), and each of its series that he is the President and Chief Executive Officer of the Corporation and that all actions of the Board of Directors of the Corporation necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Stephen J. Kaszynski
          Name:  Stephen J. Kaszynski
          Title:  President and Chief Executive Officer
          Homestead Funds, Inc.

EXHIBIT B-2

Verification for RE Advisers Corporation

State of Virginia         :ss
County of Arlington :

The undersigned, being duly sworn, states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of RE Advisers Corporation (the “ Manager “), that he is President and Chief Executive Officer of the Manager and that all actions of the Manager necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ Stephen J. Kaszynski
          Name:  Stephen J. Kaszynski
          Title:  President and Chief Executive Officer
          RE Advisers Corporation